UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

Tender Offer Statement Under Section 14(d)(1)
or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ION MEDIA NETWORKS, INC.

(Name of Subject Company (Issuer))

CIG MEDIA LLC

CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN

(Names of Filing Persons — Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(312) 395-3167
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Robert Schwenkel, Esq.
Steven Steinman, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$107,947,313.36	$3,313.98

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934. The transaction value was determined by multiplying the purchase price of $1.46 per share by the sum of 65,377,185 outstanding shares of Class A common stock, par value $0.001 per share, of ION Media Networks, Inc. (the ‘‘Shares’’) and 8,559,331 Shares issuable prior to the expiration of the offer pursuant to stock options and restricted stock units.
**	The amount of the filing fee is calculated by multiplying the transaction value by 0.00003070.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,313.98
Form or Registration No.: SC TO-T
Filing Party: CIG Media LLC/Citadel Wellington LLC/Citadel Kensington Global Strategies Fund Ltd./
        Citadel Limited Partnership/Citadel Investment Group, L.L.C./Kenneth Griffin
Date Filed: May 4, 2007
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 46205A103	Page 1 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CIG Media LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS
AF; WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
259,988,201[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
259,988,201[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 8 above.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.6%[2]

14		TYPE OF REPORTING PERSON
OO

[1]
All capitalized terms used but not otherwise defined in the footnotes to these cover pages shall have the meanings given to them in the Offer to Purchase. The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following: (i) 2,724,207 Shares beneficially owned by the Purchaser; (ii) 15,455,062 Shares that would be beneficially owned by the Purchaser upon the Call Closing; (iii) 8,311,639 Shares that would be issued to the Purchaser upon conversion of the 8,311,639 shares of Class B Common Stock that would be beneficially owned by the Purchaser upon the Call Closing; (iv) 163,960 Shares that would be issued to the Purchaser upon conversion of 262.33603 shares of the Company’s 9¾% Preferred Stock beneficially owned by the Purchaser; (v) 133,333,333 Shares that would be issued to the Purchaser upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt beneficially owned by the Purchaser; and (vi) 100,000,000 shares that would be issued to the Purchaser upon exercise of the Warrant. With respect to the Call Shares identified in sub-clauses (ii) and (iii) of this footnote 1, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to the Purchaser is conditioned on the completion of the Offer and other material conditions, including FCC approval of the purchase of the Call Shares by the Purchaser and other conditions contained in the Call Agreement. Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Call Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

The aggregate number of Shares reported as beneficially owned by the Reporting Persons excludes the following 470,227,426 Shares, which represent the maximum number of Shares that could be issued to the Purchaser in the Exchange Offer or the Contingent Exchange, as applicable; (a) 224,719,101 shares that would be issued to the Purchaser upon conversion of $200,000,000 aggregate stated liquidation preference of the Company’s Series E-2 Convertible Preferred Stock that, among other securities, would be issued to the Purchaser in exchange for the Company’s Series F Non-Convertible Preferred Stock beneficially owned by the Purchaser, (b) 127,446,252 Shares that would be issued to the Purchaser upon conversion of $95,584,689 aggregate stated liquidation preference or principal amount, as applicable, of the Company’s preferred stock or the Company’s Series B Convertible Subordinated Debt that would be issued to the Purchaser in the Contingent Exchange or in respect of securities received by the Purchaser in the Contingent Exchange; (c) 13,333,333 Shares that would be issued upon conversion of $10 million in principal amount of the Company’s Series B Convertible Subordinated Debt that would be transferred by NBC Palm Beach I to the Purchaser if the Contingent Exchange occurs; (d) 20,000,000 Shares that would be issued upon conversion of up to $15 million of the Company’s Series B Convertible Subordinated Debt to be issued to the Purchaser to fund the Company’s expenses; and (e) 84,728,740 Shares that would be issued upon conversion of $76,403,430 in principal amount or aggregate stated liquidation preference, as applicable, of the Company’s Series B Convertible Subordinated Debt and the Company’s preferred stock that would be issued to the Purchaser in the Exchange Offer. The Reporting Persons do not beneficially own any of the Shares identified in sub-clauses (a) through (e) of this footnote 1, and the issuance to the Purchaser of the securities underlying those Shares is subject to the satisfaction of the conditions to the Exchange Offer and other material contingencies, including the number of holders of Senior Preferred Stock who participate in the Exchange Offer and the occurrence of the Exchange Offer or the Contingent Exchange, as applicable. Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Shares identified in sub-clauses (a) through (e) of this footnote 1 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on May 7, 2007, NBC Palm Beach I holds 39,607 shares of 11% Series B Preferred Stock convertible into 198,035,000 Shares. If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Section 11 —“Terms of the Master Transaction Agreement and Other Material Agreements” of the Offer to Purchase, the Reporting Persons would be deemed to beneficially own an aggregate of 458,023,201 Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

[2]	The denominator used in calculating this percentage is 307,186,117, which is the sum of (i) 65,377,185 outstanding Shares, as reported in the Master Transaction Agreement, and (ii) 241,808,932 Shares that would be issued upon conversion of the securities disclosed in footnote 1, items (iii) through (vi) above, of this Schedule 13D. If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Section 11 —“Terms of the Master Transaction Agreement and Other Material Agreements” of the Offer to Purchase, the Reporting Persons would be deemed to beneficially own approximately 90.7% of the Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

SCHEDULE 13D
CUSIP No. 46205A103	Page 2 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Limited Partnership

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS	AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
259,988,201[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
259,988,201[3]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 8 above.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.6%[4]

14		TYPE OF REPORTING PERSON
PN; IA

3  See footnote 1 above.
4  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 46205A103	Page 3 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Investment Group, L.L.C.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS	AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
259,988,201[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
259,988,201[5]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 8 above.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.6%[6]

14		TYPE OF REPORTING PERSON
OO; HC

5  See footnote 1 above.
6  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 46205A103	Page 4 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kenneth Griffin

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS	AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
259,988,201[7]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
259,988,201[7]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 8 above.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.6%[8]

14		TYPE OF REPORTING PERSON
IN; HC

7  See footnote 1 above.
8  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 46205A103	Page 5 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Wellington LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS	AF; WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Disclaimed (see 11 below).

	8	SHARED VOTING POWER
0[9]

	9	SOLE DISPOSITIVE POWER
Disclaimed (see 11 below).

	10	SHARED DISPOSITIVE POWER
0[9]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Beneficial ownership of all shares of Class A Common Stock reported herein is disclaimed.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Not applicable (see 11 above).

14		TYPE OF REPORTING PERSON
OO

9
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Citadel Wellington LLC that it is the beneficial owner of any of the Shares reported herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

SCHEDULE 13D
CUSIP No. 46205A103	Page 6 of 6

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Kensington Global Strategies Fund Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
			(b)	☐

3		SEC USE ONLY

4	SOURCE OF FUNDS	AF; WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Disclaimed (see 11 below).

	8	SHARED VOTING POWER
0[10]

	9	SOLE DISPOSITIVE POWER
Disclaimed (see 11 below).

	10	SHARED DISPOSITIVE POWER
0[10]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Beneficial ownership of all shares of Class A Common Stock reported herein is disclaimed.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Not applicable (see 11 above).

14		TYPE OF REPORTING PERSON
OO

10
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Citadel Kensington Global Strategies Fund Ltd. that it is the beneficial owner of any of the Shares reported herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No.1 (this ‘‘Amendment’’) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 4, 2007 (the ‘‘Schedule TO’’) relating to a tender offer by CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Purchaser’’), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase any and all outstanding shares of Class A common stock, par value $0.001 per share (‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’), at a price of $1.46 per Share, net to the sellers in cash, without interest. Purchaser is owned by Citadel Wellington LLC (‘‘CW’’) and Citadel Kensington Global Strategies Fund Ltd. (‘‘CKGS’’). Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG (Kenneth Griffin together with CW, CKGS, CLP and CIG, ‘‘Purchaser’s Affiliates’’). The terms and conditions of the offer are described in the Offer to Purchase, dated May 4, 2007 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’), copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Purchaser’s Affiliates.

ITEM 4; ITEM 8 AND ITEM 11	ITEM 4. TERMS OF THE TRANSACTION; ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY; AND ITEM 11. ADDITIONAL INFORMATION.
The last sentence of the last paragraph on page 30 of the Offer to Purchase, in Section 11— ‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ of the Offer to Purchase, is hereby amended and restated in its entirety as follows:
‘‘The Series B Convertible Subordinated Debt will be convertible into Shares at a conversion price of $0.75 per Share and will carry an 11% simple coupon.’’
ITEM 8.	ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 8 of the Schedule TO is hereby amended and supplemented by adding the following information for purposes of Item 5 of Schedule 13D under Rule 13d-2:
(a) The aggregate number and percentage of Shares beneficially owned by Purchaser, CLP, CIG, CW, CKGS and Kenneth Griffin (the ‘‘Reporting Persons’’):
Number of Shares: 259,988,201[11]

[11]	The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following: (i) 2,724,207 Shares beneficially owned by the Purchaser; (ii) 15,455,062 Shares that would be beneficially owned by the Purchaser upon the Call Closing; (iii) 8,311,639 Shares that would be issued to the Purchaser upon conversion of the 8,311,639 shares of Class B Common Stock that would be beneficially owned by the Purchaser upon the Call Closing; (iv) 163,960 Shares that would be issued upon conversion of 262.33603 shares of the Company’s 9¾% Preferred Stock beneficially owned by the Purchaser; (v) 133,333,333 Shares that would be issued to the Purchaser upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt beneficially owned by the Purchaser; and (vi) 100,000,000 shares that would be issued to the Purchaser upon exercise of the Warrant. With respect to the Call Shares identified in sub-clauses (ii) and (iii) of this footnote 11, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to the Purchaser is conditioned on the completion of the Offer and other material conditions, including FCC approval of the purchase of the Call Shares by the Purchaser and other conditions contained in the Call Agreement. Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Call Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.
The aggregate number of Shares reported as beneficially owned by the Reporting Persons excludes the following 470,227,426 Shares, which represent the maximum number of Shares that could be issued to the Purchaser in the Exchange Offer or the Contingent Exchange, as applicable: (a) 224,719,101 shares that would be issued to the Purchaser upon conversion of $200,000,000 aggregate stated liquidation preference of the Company’s Series E-2 Convertible Preferred Stock that, among other securities, would be issued to the Purchaser in exchange for the Company’s Series F Non-Convertible Preferred Stock beneficially owned by the Purchaser, (b) 127,446,252 Shares that would be issued to the Purchaser upon conversion of $95,584,689 aggregate stated liquidation preference or principal amount, as applicable, of the Company’s preferred stock or the Company’s Series B Convertible Subordinated Debt that would be issued to the Purchaser in the Contingent Exchange or in respect of securities received by the Purchaser in the Contingent Exchange; (c) 13,333,333 Shares that would be issued upon conversion of $10 million in principal amount of the Company’s Series B Convertible Subordinated Debt that would be transferred by NBC Palm Beach I to the Purchaser if the Contingent Exchange occurs; (d) 20,000,000 Shares that would be issued upon conversion of up to $15 million of the Company’s Series B Convertible Subordinated Debt to be issued to the Purchaser to fund the Company’s expenses; and (e) 84,728,740 Shares that would be issued upon conversion of $76,403,430 in principal amount or aggregate stated liquidation preference, as applicable, of the Company’s Series B Convertible Subordinated Debt and the Company’s preferred stock that would be issued to the Purchaser in the Exchange Offer. The Reporting Persons do not beneficially own any of the Shares identified in sub-clauses (a) through (e) of this footnote 11, and the issuance to the Purchaser of the securities underlying those Shares is subject to the satisfaction of the conditions to the Exchange Offer and other material contingencies, including the number of holders of Senior Preferred Stock who participate in the Exchange Offer and the occurrence of the Exchange Offer or the Contingent Exchange, as applicable. Accordingly, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Shares identified in sub-clauses (a) through (e) of this footnote 11 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.
Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on May 7, 2007, NBC Palm Beach I holds 39,607 shares of 11% Series B Preferred Stock convertible into 198,035,000 Shares. If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Section 11 —‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ of the Offer to Purchase, the Reporting Persons would be deemed to beneficially own an aggregate of 458,023,201 Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.

1

Percentage of Shares: 84.6%[12]
(b) Sole power of each of the Reporting Persons to vote or direct the vote of the Shares: 0
Shared power of the Reporting Persons to vote or direct the vote of Shares: 259,988,201[13]
Sole power of each of the Reporting Persons to dispose or to direct the disposition of Shares: 0
Shared power of the Reporting Persons to dispose or direct the disposition of the Shares: 259,988,201[14]
The power to vote or to direct the vote or to dispose or direct the disposition of the 259,988,201 Shares reported herein is shared among the Reporting Persons.
(c) The information set forth in Section 9—‘‘Certain Information Concerning the Purchaser and Its Affiliates,’’ Section 11—‘‘Terms of the Master Transaction Agreement and Other Material Agreements,’’ and Schedule I, ‘‘Directors and Executive Officers of Purchaser and Certain of Its Affiliates’’ is incorporated herein by reference.

[12]	The denominator used in calculating this percentage is 307,186,117, which is the sum of (i) 65,377,185 outstanding Shares, as reported in the Master Transaction Agreement, and (ii) 241,808,932 Shares that would be issued upon conversion of the securities disclosed in footnote 11, items (iii) through (vi) above, of this Schedule 13D. If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Section 11 —‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ of the Offer to Purchase, the Reporting Persons would be deemed to beneficially own approximately 90.7% of the Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock owned by any of the NBCU Entities.
[13]	See footnote 11 above.
[14]	See footnote 11 above.

2

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS.

Paragraph (d)(1) of Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(d)(1)	The Master Transaction Agreement, dated as of May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC**
Exhibit A	Series A Convertible Subordinated Debt Indenture Term Sheet**
Exhibit B	Series B Convertible Subordinated Debt Indenture, dated as of May 4, 2007, by and among ION Media Networks, Inc., The Bank of New York Trust Company, N.A., as trustee and subsidiary guarantors**
Exhibit C	Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Palm Beach Investment II, Inc.**
Exhibit D	Call Agreement, dated as of May 4, 2007, by and between ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.**
Exhibit E	Registration Rights Agreement for New Securities, dated as of May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., and CIG Media LLC**
Exhibit F	Series A-1 Convertible Preferred Certificate of Designation dated May 4, 2007**
Exhibit G	Series A-2 Preferred Stock Certificate of Designation dated as of May 4, 2007**
Exhibit H	Series A-3 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit I	Series B Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit J-1	Form of Series C Convertible Preferred Certificate of Designation**
Exhibit J-2	Form of Series C Convertible Preferred Certificate of Designation**
Exhibit K	Series C Preferred Stock Certificate of Designation dated as of May 4, 2007**
Exhibit L	Series D Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit M	Series E-1 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit N	Series E-2 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit O	Series F Non-Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit P	Stockholders’ Agreement, dated as of May 4, 2007, by and among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc.**

** Filed herewith.

3

Exhibit Q	Assignment and Assumption Agreement, dated as of May 4, 2007, by and among NBC Universal, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC**
Exhibit R	Call Right Exercise Notice, dated as of May 4, 2007, by and between CIG Media LLC and Lowell W. Paxson**
Exhibit S	Exhibit S Form of Restated Certificate of Incorporation of ION Media Networks, Inc. authorizing a reverse stock split**
Exhibit T	Form of Certificate of Amendment of Certificate of Incorporation of ION Media Networks, Inc. amending the Certificate of Designation of the 9¾% Series A Convertible Preferred Stock and 13¼% Cumulative Junior Exchangeable Preferred Stock**
Exhibit U	Warrant, issued as of May 4, 2007, to CIG Media LLC to purchase Class A Common Stock of ION Media Networks, Inc.**
Exhibit V	Put/Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Universal, Inc.**
Exhibit W	Form of Certificate of Amendment to the Certificate of Incorporation of ION Media Networks, Inc. creating the Class D Common Stock and increasing the amount of authorized shares of Class A Common Stock and Class C Common Stock**
Exhibit X	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, by and among ION Media Networks, Inc. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.**

** Filed herewith.

4

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 7, 2007 that the information set forth in this statement is true, complete and correct.

CIG MEDIA LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL WELLINGTON LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL KENSINGTION GLOBAL STRATEGIES FUND LTD.
By:	Citadel Limited Partnership, its Portfolio Manager
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

CITADEL INVESTMENT GROUP, L.L.C.
By:	/s/ Matthew Hinerfeld
Name: Matthew Hinerfeld Title: Managing Director & Deputy General Counsel

KENNETH GRIFFIN
/s/ Kenneth Griffin

Exhibit Index.

Exhibit	Description
(a)(1)	Offer to Purchase, dated May 4, 2007*
(a)(2)	Letter of Transmittal and related Instructions*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(7)	Summary Advertisement, dated May 4, 2007, Appearing in The Wall Street Journal*
(b)	Not Applicable
(d)(1)	The Master Transaction Agreement, dated as of May 3, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC**
Exhibit A	Series A Convertible Subordinated Debt Indenture Term Sheet**
Exhibit B	Series B Convertible Subordinated Debt Indenture, dated as of May 4, 2007, by and among ION Media Networks, Inc., The Bank of New York Trust Company, N.A., as trustee and subsidiary guarantors**
Exhibit C	Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Palm Beach Investment II, Inc.**
Exhibit D	Call Agreement, dated as of May 4, 2007, by and between ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.**
Exhibit E	Registration Rights Agreement for New Securities, dated as of May 4, 2007, by and among ION Media Networks, Inc., NBC Universal, Inc., and CIG Media LLC**
Exhibit F	Series A-1 Convertible Preferred Certificate of Designation dated May 4, 2007**
Exhibit G	Series A-2 Preferred Stock Certificate of Designation dated as of May 4, 2007**
Exhibit H	Series A-3 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit I	Series B Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit J-1	Form of Series C Convertible Preferred Certificate of Designation**
Exhibit J-2	Form of Series C Convertible Preferred Certificate of Designation**
Exhibit K	Series C Preferred Stock Certificate of Designation dated as of May 4, 2007**

*	Previously filed
**	Filed herewith

Exhibit	Description
Exhibit L	Series D Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit M	Series E-1 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit N	Series E-2 Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit O	Series F Non-Convertible Preferred Certificate of Designation dated as of May 4, 2007**
Exhibit P	Stockholders’ Agreement, dated as of May 4, 2007, by and among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc.**
Exhibit Q	Assignment and Assumption Agreement, dated as of May 4, 2007, by and among NBC Universal, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC**
Exhibit R	Call Right Exercise Notice, dated as of May 4, 2007, by and between CIG Media LLC and Lowell W. Paxson**
Exhibit S	Exhibit S Form of Restated Certificate of Incorporation of ION Media Networks, Inc. authorizing a reverse stock split**
Exhibit T	Form of Certificate of Amendment of Certificate of Incorporation of ION Media Networks, Inc. amending the Certificates of Designation of the 9¾% Series A Convertible Preferred Stock and the 13¼% Cumulative Junior Exchangeable Preferred Stock**
Exhibit U	Warrant, issued as of May 4, 2007, to CIG Media LLC to purchase Class A Common Stock of ION Media Networks, Inc.**
Exhibit V	Put/Call Agreement, dated as of May 4, 2007, by and between CIG Media LLC and NBC Universal, Inc.**
Exhibit W	Form of Certificate of Amendment to the Certificate of Incorporation of ION Media Networks, Inc. creating the Class D Common Stock and increasing the amount of authorized shares of Class A Common Stock and Class C Common Stock**
Exhibit X	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, by and among ION Media Networks, Inc. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.**
(d)(2)	The Indemnity Side Letter dated May 4, 2007, among CIG Media LLC, Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd. and NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc*
(g)	Not Applicable
(h)	Not Applicable

*	Previously filed
**	Filed herewith